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                             May 6, 2024

       Bin Feng
       Chief Executive Officer and Chairman of the Board
       Unitrend Entertainment Group Ltd
       Suite 1508, Tower B, Wentelai Center
       1 Xidawang Road
       Chaoyang District, Beijing 100026
       People   s Republic of China

                                                        Re: Unitrend
Entertainment Group Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 16,
2024
                                                            CIK No. 0001997950

       Dear Bin Feng:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 9, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 16, 2024

       "With respect to the television program distribution segment of our business . . . ", page 27

   1. We note your response to prior comment 3, as well as your revised disclosure that identifies your three
major customers as of December 31, 2022 that comprised your total sales, as well as your
two major customers that comprised the majority of your accounts receivable as of
December 31, 2022. Please revise to update your discussion to reflect your major customers as
of December 31, 2023 as it pertains to your total sales
                                                        and accounts
receivable, as your disclosure on page F-20 is now as of the most recent fiscal year. In
connection therewith, while you filed the form of distribution agreement,
 Bin Feng
Unitrend Entertainment Group Ltd
May 6, 2024
Page 2
         we note that you did not file the executed customer agreements as exhibits to the registration statement. Please tell us whether you substantially depend on such customers, and to the extent so, please summarize the material terms of such agreements in an appropriate place in the prospectus and file the related agreements as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-
         K.

         In addition, we note your disclosure on page F-20 that "[f]or the year ended December 31,
         2023, one supplier accounted for 59.4% of the Company   s total
purchases," and that "[a]s
         of December 31, 2023, three suppliers accounted for 42.2%, 28.8% and 20.0% of the outstanding accounts payable." Please also tell us whether you substantially depend on any such suppliers, and to the extent so, please identify such suppliers, summarize the material terms of the agreements, include appropriate risk factor disclosure and file such agreements as exhibits to the registration statement.
"Uncertainties with respect to the PRC legal system . . . ", page 37

2. We note your response to prior comment 4, as well as your revised disclosure, and we reissue the comment in-part. In particular, we note that you continue to disclose that "we are actively preparing our filing with the CSRC in accordance with the Trial Measures" on page 38, and such disclosure is inconsistent with your disclosure elsewhere that you
         "submitted initial documents in connection with this offering and our listing on the
         Nasdaq Capital Market to the CSRC on January 22, 2024." Revise to reconcile.
Industry, page 78

3. Please update your discussion of industry data as of a more recent date, to the extent available, as such discussion provides estimates for 2023 and actual results as of 2022.
Index to Financial Statements
4. Prepayments of Filming of Documentary and TV Series , page F-23
FirstName LastNameBin Feng
4. Please tell us and revise to disclose in further detail the nature of these prepayments of
Comapany   NameUnitrend
       filming              Entertainment
               of documentary               Group
                                 and TV series   andLtd
                                                     how they differ from the
refundable
May 6,prepayments
        2024 Page 2 of copyright and filming of TV series discussed in Note 5. FirstName LastName
 Bin Feng
FirstName  LastNameBinGroup
                        Feng Ltd
Unitrend Entertainment
Comapany
May  6, 2024NameUnitrend Entertainment Group Ltd
May 6,
Page 3 2024 Page 3
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Zixuan Guo